

January 11, 2013

<u>Via E-mail</u>
Mr. Bradley M. Colby
Chief Executive Officer
American Eagle Energy Corporation
2549 W. Main Street, Suite 202
Littleton, Colorado 80120

> **Re:** **American Eagle Energy Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2011**
> **Filed April 16, 2012**
> **Form 10-Q for the Fiscal Quarter ended September 30, 2012**
> **Filed November 19, 2012**
> **Response Letter dated November 11, 2012**
> **File No. 000-50906**

Dear Mr. Colby:

We have reviewed your filings and response letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment letter, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2011

General

1.   Please file an amendment to your Form 10-K reflecting all of the revisions that you agreed to make during the course of this review, also reflecting any additional revisions necessary to address the concerns identified in the other comments in this letter.

If your annual financial statements include activity related to the Carry Agreement mentioned in comment 3, revisions comparable to those required in your subsequent interim reports should also be made.

Note 15 – Supplemental Oil and Gas Information (Unaudited), page F-34

2.   We note that the proposed disclosures submitted in response to prior comment 8 include information about your results of operations for oil and gas producing activities that is not presented in the level of detail prescribed by FASB ASC 932-235-50-23.

        For example, in addition to presenting revenues and production costs, you must also present depreciation, depletion and amortization, and income tax expenses to derive your results of operations for oil and gas producing activities.

        Please further revise your presentation to comply with this guidance.

Form 10-Q for the Fiscal Quarter ended September 30, 2012

Financial Statements, page 3

Note 10 – Carry Agreement, page 21

3.   We note you have entered into a Carry Agreement under which the partner will fund 100% of your share of drilling and completion costs of certain wells and in return you will convey 50%-100% of your working interest in the revenues from each carried well to the partner for a limited period of time. Please explain why you have not adhered to the guidance in FASB ASC 932-360-55-5 in accounting for this arrangement. Specifically, tell us why receipts and expenditures associated with funding that is the responsibility of the partner is impacting operations in your Statements of Cash Flows. We would ordinarily expect activity associated with your custodial responsibilities under this arrangement to be reported fully within the investing section.

        Please also explain why you have reclassified drilling costs incurred prior to entering into the arrangement to accounts receivable; it should be clear why you believe the amount meets the definition of an asset and how the account description is representationally faithful. Finally, please clarify the extent to which you have adjusted the oil and gas properties account for amounts received from the partner and for costs incurred that are the responsibility of the partner under this arrangement and explain your rationale.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief